Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Uranium Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) for the nine month period ended January 31, 2007 and should be read in conjunction with the financial statements for the period ended January 31, 2007 and related notes.  The date of this management discussion and analysis is March 29, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage company engaged in the acquisition, exploration and development of mineral properties in Canada and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company is primarily exploring for high grade uranium deposits in the Athabasca Basin area of Saskatchewan.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Project Overview

In the third quarter ended January 31, 2007 the Company continued its very active exploration program in the Athabasca basin of Saskatchewan, exploring for uranium mineral deposits.

The Company owns a 100% interest in a large land package, over 2.5 million acres, both within and on the outskirts of the Athabasca basin, and had four exploration crews working over the summer-fall, with up to 60 personnel working from camps in the north and northeast areas and on Lake Athabasca.   In December and January the company carried out preparations for winter drilling, principally on the West McArthur property.

Airborne geophysics, coupled with surface mapping and analyses have provided significant targets for further work on each of the project areas worked to date.  From February to September 2006, the company carried out drill programs on the West McArthur project, and in early September, welcomed the participation of exploration partner Mitsubishi Development Pty Ltd (“Mitsubishi”) to fund exploration on the project.  Mitsubishi will have the right to earn a 50% interest in the West McArthur property by funding the next $10 million dollars of exploration, and paying a further $1 million to the Company as an option exercise payment.   The Company progressed with Mitsubishi over the period to finalize the formal Option and Joint Venture documents. The Company also carried out preparation for drill testing on its optioned Waterbury, Cree West and the Key Lake properties that are funded by third party exploration companies.

The Company is continuing to review property options and strategic alliances with outside interests, with the view to continuing extensive exploration on its properties in the near term.  In November and December 2006 two new options were signed with First Nations groups. The Fond Du Lac, and Black Lake First Nations each signed agreements where CanAlaska has the right to earn a 49% interest in mineral resources on Reserve land by carrying out $2M of exploration over 4 years, and issuing 300,000 shares and cash payments of $120,000 to each Band.

Drill programs commenced in January 2007.  The extent of these is dependent on weather conditions and drill availability.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska  for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years ended April 30, (audited)
	2006	2005	2004
Total Revenues	$236,689	$40,976	$105,050
General and administrative expenses	1,764,173	1,841,441	742,922
Mineral property cash costs	7,399,726	1,985,509	171,313
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,764,173) (0.03)	(1,841,441) (0.06)	(742,922) (0.04)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(328,159) (0.01)	(1,912,218) (0.06)	(712,481) (0.03)
Totals Assets	18,822,102	7,071,197	4,510,989
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2007	2006	2006	2006	2006	2005	2005	2005
Total revenues	$29,341	$63,381	$28,854	$198,954	$15,523	$8,679	$13,533	$20,478
Net loss (income)	(296,679)	(373,648)	(346,890)	(735,004)	354,576	433,862	274,725	637,256
Net loss (income) per share	(0.01)	(0.01)	(0.01)	(0.01)	0.01	0.01	0.01	0.02
Total assets	24,725,583	21,514,809	18,457,140	18,822,102	12,262,233	10,245,904	7,647,750	7,071,197

Results of Operations

The nine month period ended January 31, 2007 resulted in a net loss of $1,531,152 which compares with a loss of $1,063,163 for the same period in 2006.  General and administrative expenses for the nine month period ended January 31, 2007 were $1,326,708 an increase of $225,810 over the same period in 2006.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $380,495 for the period ended January 31, 2007 compared to $161,671 for the previous year.  Travel, food and lodging expense decreased by $11,996. All other general and administrative costs were relatively the same when compared to the previous fiscal year.

Interest income was $87,237, an increase of $49,502 over the same period in 2006 as the Company had  higher cash balances. Management fee income of $24,645 was earned for being the operator of three option agreements on several of its Saskatchewan mineral properties. A $9,694 gain was realized on the sale of some its short-term investments.

For the nine month period ended January 31, 2007, the Company incurred gross mineral property costs of $8,659,465 with $288,436 being funded by joint venture partners. Staking costs in Saskatchewan and Manitoba accounted for $86,650 of this amount. Geophysical surveys were completed for $1,347,074 and a further $3,758,355 incurred on exploration on the Saskatchewan properties.  A further $2,251,224 was incurred on exploration on the Manitoba properties.  Cash payments of $75,000 and shares valued at $97,000 were received for several Saskatchewan mineral properties.  Pursuant to the Glitter Lake, Quebec option agreement, 40,000 shares valued at $27,600 were received.  Pursuant to the Elliot Lake, Ontario option agreement, $13,000 cash and 60,000 shares valued at $13,200 were received.  Pursuant to the VBE-1 and 2 Labrador option agreement, $12,500 cash and 25,000 shares valued at $14,625 were received.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  This increased activity is expected to continue in the current year. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $193,834 for the nine month period ended January 31, 2007, a decrease of $19,963 over the same period in 2006.

Liquidity and Capital Resources

As at January 31, 2007, the Company’s working capital, defined as current assets less current liabilities, was $4,907,036 compared with working capital of $5,016,030 at April 30, 2006. Flow-through funds of $634,281 must be spent before December 31, 2007 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the nine month period ended January 31, 2007, 11,470,331 shares were issued for gross proceeds of $5,441,649.  4,884,539 warrants were exercised for gross proceeds of $1,535,320 and 897,400 options were exercised for gross proceeds of $336,950.

The Company has short-term investments with a book value of $526,583 and market value of $886,609 as at January 31, 2007. The main investments consist of 1,091,800 shares of Pacific North West Capital Corp., 343,007 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc. All these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding shares of 94,811,730 at January 31, 2007.

Contractual Commitments

The Company is committed under an operating lease for its office premises with the following minimum basic lease payments to the expiration of the lease on June 30, 2010.  The Company is also responsible for its proportionate share of property taxes and operating costs.

A Company controlled by Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement is currently $8,508 per month plus benefits.  The Officer and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expires in 2007 and the Company may terminate the agreement at any time but will be responsible to pay one year’s compensation.

By agreement dated 15 June 2004 and amended 15 February 2005, the Company agreed to pay a company controlled by the Peter Dasler, the President, consulting fees totaling $75,000 annually.  In addition, the consultant will receive 1,000,000 stock options to exercise at $0.10 per share.  The options vest every three months over a two-year period. See “related party transactions” for details.  No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the January 31, 2007 financial statements.

Fiscal year ended April 30,	2007	2008	2009	2010	2011	Thereafter

Office lease	$7,722	$30,888	$30,888	$30,888	$5,148	-
Management agreement	$106,782	$8,934	-	-	-	-

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the financial statements for the nine month period ended January 31, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

The Company’s auditors for the year ended April 30, 2006, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash, accounts receivable, investments, restricted cash – flow-through, accounts payable and amounts due to directors. Unless otherwise noted, it is management’s opinion that CanAlaska  is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at January 31, 2007, there were 94,811,730 outstanding common shares.  During the nine month period, 17,684,492 common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the below table.

Number outstanding 30 April 2006	Granted	Exercised	Expired / Cancelled	Number outstanding 31 October 2006	Exercise price per share	Expiry date

10,000	-	-	(10,000)	-	$0.50	7 August 2006
16,000	-	-	(16,000)	-	$0.50	28 August 2006
122,850	*	(122,325)	(525)	-	$0.35	31 August 2006
4,751	*	(4,751)	-	-	$0.35	22 September 2006
29,500	-	(6,400)	-	23,100	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
91,000	-	(91,000)	-	51,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
520,000	-	(115,000)	-	405,000	$0.25	10 September 2008
800,000	-	-	-	800,000	$0.10	25 June 2008
1,565,000	-	(340,000)	(30,000)	1,195,000	$0.40	5 November 2009
275,000	-	(100,000)	-	175,000	$0.45	29 November 2009
117,000	-	(15,000)	-	102,000	$0.50	23 February 2010
413,000	-	(5,000)	(20,000)	388,000	$0.58	7 March 2010
150,000	-	(150,000)	-	-	$0.32	1 May 2010
75,000	-	-	-	75,000	$0.35	13 July 2010
3,300,000	-	(75,000)	(20,000)	3,205,000	$0.45	14 October 2010
200,000	-	-	-	200,000	$0.42	14 February 2011
-	50,000	-	-	50,000	$0.50	21 July 2011
	25,000	-		25,000	$0.50	8 August 2011
	50,000	-		50,000	$0.50	22 August 2011
	80,000	-		80,000	$0.50	4 October 2011
	3,000,000	-		3,000,000	$0.50	4 October 2011
7,825,766	3,205,000	(1,024,476)	(96,525)	9,909,765

* Agent compensation options exercisable into one unit at $0.35 per unit.  Each unit consists of one common share and one-half share purchase warrant exercisable for one year at a price of $0.45 per share.

Related Party Transactions

A total of $83,992 was paid to a Company controlled by Harry Barr, the Chairman and Director of the Company for management services during the period ended January 31, 2007. Mr. Barr currently receives a management fee of $8,508 per month.   Pursuant to an office lease agreement dated July 1, 2005, a total of $23,342 was paid to a Company controlled by Harry Barr for office rent until November 30, 2006.  The office leases are now held by a non-related party.  A total of $56,250 was paid to a Company controlled by Peter Dasler, the President of the Company for geological consulting services.  A total of $24,086 was paid to a Company controlled by Taryn Downing, the Corporate Secretary of the Company for consulting services.  A total of $25,831 was paid to a Company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $13,500 has been paid/accrued to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high grade uranium deposits.  CanAlaska currently has optioned four of its Saskatchewan properties to several companies. The Elliot lake property in Ontario and VBE properties in Labrador have also been sold to third parties.  The Glitter Lake property in Quebec is optioned to Pacific North West Capital Corp. in which they are earning an interest in the project by carrying all costs and making exploration expenditures.  The Company ended the third quarter with a strong cash position that will enable it to continue its own exploration efforts in Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Subsequent to the period-end, the Company closed a non-brokered private placement of 6,944,444 units at a purchase price of $0.72 per unit, for gross proceeds of CDN $5,000,000.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this Interim Management Discussion & Analysis. A copy of this Interim Management Discussion & Analysis will be provided to anyone who requests it.